                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 1998, or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from                to
                                     ---------------    ------------------

       Commission file number: 33-78660

       Full title of the plan:

                  MOTIVEPOWER INDUSTRIES, INC. SAVINGS PLAN


       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          MOTIVEPOWER INDUSTRIES, INC.
                               Two Gateway Center
                                   14th Floor
                         Pittsburgh, Pennsylvania 15222

                          MOTIVEPOWER INDUSTRIES, INC.
                           ANNUAL REPORT ON FORM 11-K
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                TABLE OF CONTENTS


                                                                   PAGE
                                                                   ----
INDEPENDENT AUDITORS' REPORT                                        3

FINANCIAL STATEMENTS
Statements of Net Assets Available for                              4
Benefits, With Fund Information, December 31, 1998
and 1997

Statement of Changes in Net Assets                                  5
Available for Benefits, With Fund Information,
for the Year Ended December 31, 1998

Notes to Financial Statements                                       6

SUPPLEMENTAL SCHEDULES
Item 27(a) - Schedule of Assets Held for                            11
Investment Purposes (at the end of the plan year)
December 31, 1998

Item 27(d) - Schedule of Reportable Transactions                    12
for the Year ended December 31, 1998

SIGNATURE                                                           13

EXHIBITS

Independent Auditors' Consent                                       14

Independent Auditors' Report

To the MotivePower Industries, Inc. Savings Plan and Participants:

We have audited the accompanying statements of net assets available for benefits with fund information of the MotivePower Industries, Inc. Savings Plan as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in its net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the table of contents as of December 31, 1998 and for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Grossman Yanak & Ford LLP

Grossman Yanak & Ford LLP
Pittsburgh, Pennsylvania
June 11, 1999

    MOTIVEPOWER INDUSTRIES, INC. SAVINGS PLAN

    Statements of Net Assets Available for Benefits, With Fund Information, December 31, 1998 and 1997

                                                                              Fund Information
                                               ---------------------------------------------------------------------------------
                                                                                 Participant
                                                                                  Directed
                                               ---------------------------------------------------------------------------------
                                                MotivePower     T. Rowe Price    T. Rowe Price    T. Rowe Price    T. Rowe Price
                                                  Common        Stable Value     International     Science &         Spectrum
                                                  Stock             Fund          Stock Fund     Technology Fund    Income Fund
                                               -----------      -------------    -------------   ---------------   -------------
(December 31, 1998)
ASSETS:

    Investments, at fair value:
         MotivePower common stock               $4,161,430       $       --       $       --       $       --       $       --
         Registered investment companies                --        2,787,221        1,425,420        4,338,646        1,725,412
         Loans to participants                          --               --               --               --               --
                                                ----------       ----------       ----------       ----------       ----------
              Total investments                  4,161,430        2,787,221        1,425,420        4,338,646        1,725,412
                                                ----------       ----------       ----------       ----------       ----------

    Receivables:
         Employer                                       --               --               --               --               --
         Participant                                    --               --               --               --               --
                                                ----------       ----------       ----------       ----------       ----------
              Total receivables                         --               --               --               --               --
                                                ----------       ----------       ----------       ----------       ----------

              Total assets                       4,161,430        2,787,221        1,425,420        4,338,646        1,725,412
                                                ----------       ----------       ----------       ----------       ----------

LIABILITIES:
    Employer contribution paid in advance               --               --               --               --               --
                                                ----------       ----------       ----------       ----------       ----------

              Net assets available
                for benefits                    $4,161,430       $2,787,221       $1,425,420       $4,338,646       $1,725,412
                                                ==========       ==========       ==========       ==========       ==========


(December 31, 1997)
ASSETS:

    Investments, at fair value:
         MotivePower common stock               $2,544,955       $       --       $       --       $       --       $       --
         Registered investment companies                --        2,485,365        1,446,336        2,783,021        1,607,606
         Loans to participants                          --               --               --               --               --
                                                ----------       ----------       ----------       ----------       ----------
              Total investments                  2,544,955        2,485,365        1,446,336        2,783,021        1,607,606
                                                ----------       ----------       ----------       ----------       ----------

    Receivables:
         Employer                                       --               --               --               --               --
         Participant                                    --               --               --               --               --
                                                ----------       ----------       ----------       ----------       ----------
              Total receivables                         --               --               --               --               --
                                                ----------       ----------       ----------       ----------       ----------

              Total assets                       2,544,955        2,485,365        1,446,336        2,783,021        1,607,606
                                                ----------       ----------       ----------       ----------       ----------

LIABILITIES:
    Employer contribution paid in advance               --               --               --               --               --
                                                ----------       ----------       ----------       ----------       ----------

              Net assets available
                for benefits                    $2,544,955       $2,485,365       $1,446,336       $2,783,021       $1,607,606
                                                ==========       ==========       ==========       ==========       ==========




    MOTIVEPOWER INDUSTRIES, INC. SAVINGS PLAN

    Statements of Net Assets Available for Benefits, With Fund Information, December 31, 1998 and 1997


                                                                          Fund Information
                                           --------------------------------------------------------------------------
                                                                    Participant                       Non-Participant
                                                                      Directed                            Directed
                                           ---------------------------------------------------------  ---------------
                                           T. Rowe Price   T. Rowe Price                                MotivePower
                                            Short-Term      Spectrum         Loan                         Common
                                            Bond Fund      Growth Fund       Fund           Other          Stock           Total
                                           -------------   -----------    -----------    -----------    -----------     -----------
(December 31, 1998)
ASSETS:

    Investments, at fair value:
         MotivePower common stock           $        --    $        --    $        --    $        --     $ 3,898,323    $ 8,059,753
         Registered investment companies        509,127      3,700,001             --          4,888              --     14,490,715
         Loans to participants                       --             --        681,423             --              --        681,423
                                            -----------    -----------    -----------    -----------     -----------    -----------
              Total investments                 509,127      3,700,001        681,423          4,888       3,898,323     23,231,891
                                            -----------    -----------    -----------    -----------     -----------    -----------

    Receivables:
         Employer                                    --             --             --         85,213              --         85,213
         Participant                                 --             --             --        134,911              --        134,911
                                            -----------    -----------    -----------    -----------     -----------    -----------
              Total receivables                      --             --             --        220,124              --        220,124
                                            -----------    -----------    -----------    -----------     -----------    -----------

              Total assets                      509,127      3,700,001        681,423        225,012       3,898,323     23,452,015
                                            -----------    -----------    -----------    -----------     -----------    -----------

LIABILITIES:
    Employer contribution paid in advance            --             --             --         37,966              --         37,966
                                            -----------    -----------    -----------    -----------     -----------    -----------

              Net assets available
                for benefits                $   509,127    $ 3,700,001    $   681,423    $   187,046     $ 3,898,323    $23,414,049
                                            ===========    ===========    ===========    ===========     ===========    ===========


(December 31, 1997)
ASSETS:

    Investments, at fair value:
         MotivePower common stock           $        --    $        --    $        --    $        --     $ 2,643,417    $ 5,188,372
         Registered investment companies        499,604      2,875,782             --             --              --     11,697,714
         Loans to participants                       --             --        536,140             --              --        536,140
                                            -----------    -----------    -----------    -----------     -----------    -----------
              Total investments                 499,604      2,875,782        536,140             --       2,643,417     17,422,226
                                            -----------    -----------    -----------    -----------     -----------    -----------

    Receivables:
         Employer                                    --             --             --         51,366              --         51,366
         Participant                                 --             --             --         87,048              --         87,048
                                            -----------    -----------    -----------    -----------     -----------    -----------
              Total receivables                      --             --             --        138,414              --        138,414
                                            -----------    -----------    -----------    -----------     -----------    -----------

              Total assets                      499,604      2,875,782        536,140        138,414       2,643,417     17,560,640
                                            -----------    -----------    -----------    -----------     -----------    -----------

LIABILITIES:
    Employer contribution paid
      in advance                                     --             --             --        278,293              --        278,293
                                            -----------    -----------    -----------    -----------     -----------    -----------

              Net assets available
                for benefits                $   499,604    $ 2,875,782    $   536,140    $  (139,879)    $ 2,643,417    $17,282,347
                                            ===========    ===========    ===========    ===========     ===========    ===========

MOTIVEPOWER INDUSTRIES, INC. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits, With Fund Information For the Year Ended December 31, 1998

                                                                          Fund Information
                                           ---------------------------------------------------------------------------------------
                                                                             Participant
                                                                              Directed
                                           ---------------------------------------------------------------------------------------
                                            MotivePower      T. Rowe Price      T. Rowe Price     T. Rowe Price      T. Rowe Price
                                              Common         Stable Value       International      Science &           Spectrum
                                              Stock              Fund            Stock Fund      Technology Fund      Income Fund
                                           -----------       -------------      -------------    ---------------     -------------
Investment income:
     Dividends                             $        42        $   151,295        $    51,867        $   109,284        $   129,664
     Interest                                       --                 --                 --                 --                 --
     Net appreciation (depreciation)
       in fair value of investments          1,203,703                 --            157,709          1,196,926            (25,119)
                                           -----------        -----------        -----------        -----------        -----------
          Total investment income            1,203,745            151,295            209,576          1,306,210            104,545
                                           -----------        -----------        -----------        -----------        -----------


Contributions:
     Employer                                  421,380                 --                 --                 --                 --
     Participant directed                      348,372            166,862            161,426            340,615            159,147
     Participant rollovers                      77,803             38,061             71,986            243,999            106,280
                                           -----------        -----------        -----------        -----------        -----------
          Total contributions                  847,555            204,923            233,412            584,614            265,427
                                           -----------        -----------        -----------        -----------        -----------


Other                                               13              3,387                 --                  4                 --
                                           -----------        -----------        -----------        -----------        -----------
          Total additions                    2,051,313            359,605            442,988          1,890,828            369,972
                                           -----------        -----------        -----------        -----------        -----------

Forfeitures                                         --                 --                 --                 --                 --
Benefits paid to participants                 (131,812)          (193,583)          (231,325)          (276,172)          (250,023)
                                           -----------        -----------        -----------        -----------        -----------
          Total deductions                    (131,812)          (193,583)          (231,325)          (276,172)          (250,023)
                                           -----------        -----------        -----------        -----------        -----------

          Net increase (decrease)            1,919,501            166,022            211,663          1,614,656            119,949

Interfund transfers                           (303,026)           135,834           (232,579)           (59,031)            (2,143)
                                           -----------        -----------        -----------        -----------        -----------
          Net increase (decrease)            1,616,475            301,856            (20,916)         1,555,625            117,806

Net assets available for benefits:
     Beginning of year                       2,544,955          2,485,365          1,446,336          2,783,021          1,607,606
                                           -----------        -----------        -----------        -----------        -----------
     End of year                           $ 4,161,430        $ 2,787,221        $ 1,425,420        $ 4,338,646        $ 1,725,412
                                           ===========        ===========        ===========        ===========        ===========




MOTIVEPOWER INDUSTRIES, INC. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits, With Fund Information For the Year Ended December 31, 1998


                                                                     Fund Information
                                      --------------------------------------------------------------------------
                                                               Participant                       Non-Participant
                                                                 Directed                            Directed
                                      ---------------------------------------------------------  ---------------
                                      T. Rowe Price    T. Rowe Price                                MotivePower
                                       Short-Term       Spectrum         Loan                         Common
                                       Bond Fund       Growth Fund       Fund          Other           Stock            Total
                                      -------------    -----------    -----------    -----------    -----------      -----------

Investment income:
     Dividends                        $     25,582    $    315,143    $         --    $         --    $         --         782,877
     Interest                                   --              --          46,845              --              --          46,845
     Net appreciation (depreciation)
       in fair value of investments          1,876         103,675              --              --       1,063,979       3,702,749
                                      ------------    ------------    ------------    ------------    ------------    ------------
          Total investment income           27,458         418,818          46,845              --       1,063,979       4,532,471
                                      ------------    ------------    ------------    ------------    ------------    ------------


Contributions:
     Employer                                   --              --              --          85,213         424,785         931,378
     Participant directed                   56,314         398,202              --         134,911              --       1,765,849
     Participant rollovers                  13,397         326,534              --              --              --         878,060
                                      ------------    ------------    ------------    ------------    ------------    ------------
          Total contributions               69,711         724,736              --         220,124         424,785       3,575,287
                                      ------------    ------------    ------------    ------------    ------------    ------------


Other                                           --               2          25,179              --               3          28,588
                                      ------------    ------------    ------------    ------------    ------------    ------------
          Total additions                   97,169       1,143,556          72,024         220,124       1,488,767       8,136,346
                                      ------------    ------------    ------------    ------------    ------------    ------------

Forfeitures                                     --              --              --         (77,621)             --         (77,621)
Benefits paid to participants              (75,196)       (272,824)        (79,459)             --        (416,629)     (1,927,023)
                                      ------------    ------------    ------------    ------------    ------------    ------------
          Total deductions                 (75,196)       (272,824)        (79,459)        (77,621)       (416,629)     (2,004,644)
                                      ------------    ------------    ------------    ------------    ------------    ------------

          Net increase (decrease)           21,973         870,732          (7,435)        142,503       1,072,138       6,131,702

Interfund transfers                        (12,450)        (46,513)        152,718         184,422         182,768              --
                                      ------------    ------------    ------------    ------------    ------------    ------------
          Net increase (decrease)            9,523         824,219         145,283         326,925       1,254,906       6,131,702

Net assets available for benefits:
     Beginning of year                     499,604       2,875,782         536,140        (139,879)      2,643,417      17,282,347
                                      ------------    ------------    ------------    ------------    ------------    ------------
     End of year                      $    509,127    $  3,700,001    $    681,423    $    187,046    $  3,898,323    $ 23,414,049
                                      ============    ============    ============    ============    ============    ============

                    MOTIVEPOWER INDUSTRIES, INC. SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.       Description of the Company and the Plan

         MotivePower Industries, Inc. and its subsidiaries (collectively, the "Company") is a leader in the manufacturing of products for rail and other power-related industries. Through its subsidiaries, the Company manufactures and distributes engineered locomotive components and parts; provides locomotive fleet maintenance; overhauls and remanufactures locomotives; manufactures environmentally friendly switcher, commuter and mid-range DC and AC traction, diesel-electric and liquified natural gas locomotives; and manufactures components for power, marine and industrial markets. The Company's primary customers are freight and passenger railroads, including every Class I railroad in North America.

         On November 28, 1997, the Company acquired certain assets and liabilities of Jomar, an Illinois based manufacturer of locomotive brake rigging and other related components. The Jomar Plan was subsequently terminated. On December 2, 1997, the Company acquired all the outstanding shares of Microphor, a California based manufacturer of self-contained sanitation and waste retention systems. During 1998, $432,500 was converted into the Plan from the Microphor Plan which was merged into the MotivePower Plan.

         The following description of the MotivePower Industries, Inc. Savings Plan (the "Plan"), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

         General

         The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a Committee appointed by the Board of Directors or the Chief Executive Officer of the Company. The Committee, as named fiduciary, has all powers necessary to carry out the provisions of the Plan and to satisfy the requirements of any applicable law. The Committee establishes among other things the funding policy of the Plan. T. Rowe Price Trust Company (the "Trustee") serves as trustee of the Plan. The Trustee is custodian of the Plan's assets and invests all contributions to the Plan as directed by the Committee and/or the Participants. T. Rowe Price Retirement Plan Services, Inc. (the "Record Keeper") serves as recordkeeper of the Plan.

         The Plan is composed of eight funds: the MotivePower Industries, Inc. Common Stock Fund which invests exclusively in the stock of MotivePower Industries, Inc.; the T. Rowe Price Stable Value Fund, which invests primarily in investment contracts issued by insurance companies and banks; the T. Rowe Price International Stock Fund, which invests in the stock of foreign companies; the T. Rowe Price Science & Technology Fund, which invests in companies in a wide range of industries including computers, genetic engineering, communications, health care and waste management; the T. Rowe Price Spectrum Income Fund, which invests in up to seven T. Rowe Price Funds selecting from a variety of income instruments including: treasuries, GNMAs, and high quality bonds, high yield bonds, foreign issues, and dividend paying stocks; the T. Rowe Price Short-Term Bond Fund, which invests in short-and intermediate-term securities, focusing on high quality treasuries, certificates of deposit, and finance industry bonds; the T. Rowe Price Spectrum Growth Fund, which invests in up to seven T. Rowe Price Funds selecting from domestic and international stocks and money market securities; and a Participant Loan Fund. Participants may transfer balances between funds daily.

         The investments in the Plan are subject to market risk related to the underlying securities. The investments are distributed among various types of securities whose values will fluctuate.

         Participation

         Substantially all salaried and hourly employees regularly employed by the Company and not covered under the terms of collective bargaining agreements are participants in the plan. A Participant may complete an enrollment form whereby the employee authorizes regular salary deferrals for each pay period which the Company shall then contribute to the Plan. These contributions are excluded from the Participants' taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. A Participant may direct the Company to increase or decrease the percentage of salary deferrals at any time. Such change will take effect as soon as practicable after written notice has been delivered.

         Contributions

         The Plan provides that a Participant may elect to defer up to the lesser of 15% of salary or the applicable limit established by Internal Revenue Service Code Section 402(g) ($10,000 for the 1998 calendar year). The Plan also provides that certain limitations may be imposed on Participant contributions in order to comply with statutory requirements.

         Effective January 1, 1997 the Company made basic contributions, in an amount equal to 1% of an eligible employee's gross salary and on July 1, 1997 the Company increased those basic contributions to 2% of an eligible employee's gross salary. The Company basic contributions are in the form of Company stock. Beginning January 1, 1998 the Company made matching contributions, in the form of Company stock, of 50% of an eligible employee's contributions into the Plan to a maximum of 3% of eligible gross wages.

         Withdrawals

         Eligible Participants may be permitted to make withdrawals from the Plan subject to provisions in the Plan document. Inactive or terminated Participants may request a lump sum distribution. Amounts contributed through salary deferrals may be withdrawn by or distributed to a Participant only (1) upon termination of employment or (2) upon attaining the age of 59 1/2. Upon proof, to the satisfaction of the Committee, of an immediate and heavy financial need, amounts in the salary deferral account may be withdrawn for a hardship purpose. Certain income tax penalties may apply to withdrawals or distributions prior to age 59 1/2.

         Investment Elections

         Each Participant may direct salary deferral contributions to be invested in one or more of the eight funds described above. A Participant may change such allocation and/or transfer all or a portion of the value of his or her account, in minimum increments of 1% by notifying the Trustee. Investment of Company basic contributions may not be directed by the Participant while Company matching contributions may be redirected by the Participant once contributed into the Plan.

         Valuation

         All of a Participant's salary deferral contributions are credited to his or her account. The value of each of the separate funds is determined on each valuation date (daily). The Record Keeper then determines the value and increases or decreases each Participant's account to reflect his or her proportionate interest in each of the funds. A Participant's interest is represented by shares in each fund. Any cash or stock dividend received on shares of Company stock or any
         T. Rowe Price fund shall be allocated to Participants' accounts.

         Vesting

         Participants' salary deferral contributions and Company basic contributions are fully vested at all times. With respect to vesting of Company matching contributions, upon completion of five years of service or after attaining Normal Retirement Date (age 65) or by reason of disability or death, a Participant shall become fully vested. Participants are credited with years of service based on years of service with the Company, the previous parent of the Company, subsidiaries of the Company, and subsidiaries acquired through acquisitions depending on the terms of the acquisition agreement. A Participant with less than five years of service shall vest in Company matching contributions according to the following schedule:

                  Years of Service                   Vesting Percentage
                  ----------------                   ------------------
                  Less than 1                              0%
                  1 but less than 2                       20%
                  2 but less than 3                       40%
                  3 but less than 4                       60%
                  4 but less than 5                       80%
                  5 or more                              100%

         Amounts contributed through salary deferrals may be withdrawn by or distributed to a Participant only (1) upon termination of employment or
         (2) upon attaining the age of 59 1/2. Upon proof, to the satisfaction of the Committee, of an immediate and heavy financial need, amounts in the salary deferral account may be withdrawn for a hardship purpose. Certain income tax penalties may apply to withdrawals or distributions prior to age 59 1/2.

         Forfeitures

         When terminations of participation in the Plan occur, the nonvested portion of a Participant's account, as defined by the Plan, generally results in a forfeiture. Such forfeitures are available to reduce subsequent Company contributions to the Plan. At December 31, 1998 and 1997, forfeitures totaled $37,966 and $278,293, respectively. However, if upon reemployment, the former Participant fulfills certain requirements, as defined in the Plan, the previously forfeited nonvested portion of the Participant's account will be restored through Company contributions or transfer from the forfeiture account. Participant forfeitures are invested in the T. Rowe Price Stable Value Fund.

         Loans to Participants

         The Plan allows for loans to Participants. A Participant may apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of his or her vested account balance) from their account balance. Loans are generally repaid over a period not exceeding five years; however, the term of a loan for the purchase of a primary residence may exceed five years. Interest is charged at a rate deemed reasonable by the Committee.

         Payments of principal and interest are credited to the Participant's account. With the exception for loans initiated in a prior plan, Participants may have only one outstanding loan at any time.

         Plan Termination

         The Company has the right to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each Participant's Company contribution account will be fully vested. Benefits under the Plan are provided solely from the Plan assets.

2.       Summary of Significant Accounting Policies

         Basis of Accounting

         The financial statements of the Plan are prepared under the accrual basis of accounting.

         Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting periods. Actual results may differ from those estimates.

         Valuation of Investments

         The Plan's shares of common stock and registered investment companies are presented at fair market value, which is based on published market quotations. Loans to participants are valued at cost, which approximates fair value.

         Measurement Date

         Purchases and sales of securities are recorded on a trade-date basis.

         Expenses

         The Company has paid all costs and expenses incurred in the administration of the Plan.

         Payment of Benefits

         Benefits are recorded when paid.

3.       Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation of net assets available for benefits as reflected in the financial statements to the Form 5500 for the 1998 and 1997 Plan year:

                                                                                       1998                    1997
                                                                                    -----------            -----------
         Net assets available for benefits per the financial statements             $23,414,049            $17,282,347
               Less amounts allocated to withdrawing Participants                       172,520                 31,568
                                                                                    -----------            -----------
         Net assets available for benefits per the Form 5500                        $23,241,529            $17,250,779
                                                                                    ===========            ===========


         The following is a reconciliation of benefits paid to Participants as reflected in the financial statements to the Form 5500 for the 1998 Plan year.

                                                                                        1998
                                                                                     ----------
         Benefits paid to Participants per the financial statements                  $1,927,023
               Add:  Amounts allocated to withdrawing Participants at
                    December 31, 1998                                                   172,520
               Less: Amounts allocated to withdrawing Participants  at
                    December 31, 1997                                                   (31,568)
                                                                                     ----------
         Benefits paid to Participants per the Form 5500                             $2,067,975
                                                                                     ==========


         Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

4.    Tax Status

      The Plan obtained its latest determination letter on February 12, 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code and that therefore, the Plan qualified under Section 401(a) of the Code as of December 31, 1995. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    Investments Exceeding 5% of Net Assets

      The Plan's investments which exceeded 5% of net assets available for benefits are as follows:

                                                                                 December 31,
                                                                                 ------------
                                                                        1998                      1997
                                                                     ----------                ----------
       MotivePower Industries, Inc. Common Stock                     $8,059,753                $5,188,372
       T. Rowe Price Stable Value Fund                                2,787,221                 2,485,365
       T. Rowe Price  International Stock Fund                        1,425,420                 1,446,336
       T. Rowe Price Science & Technology Fund                        4,338,646                 2,783,021
       T. Rowe Price Spectrum Income Fund                             1,725,412                 1,607,606
       T. Rowe Price Spectrum Growth Fund                             3,700,001                 2,875,782

6.    Subsequent Event

      One June 2, 1999, the Company agreed to merge with Westinghouse Air Brake Company ("WABCO"). The Company will be the surviving corporation. Each share of WABCO common stock will be converted into 1.3 shares of the Company's common stock. The merger is intended to be a tax-free reorganization for federal income tax purposes. The Company will account for the merger using the pooling of interests accounting method. Completion of the merger is subject to various conditions, including the approval of the merger by stockholders of each of the Company and WABCO. The impact of the merger on the Plan has not been determined.

MOTIVEPOWER INDUSTRIES, INC. SAVINGS PLAN

EIN:  82-0461010
Plan Number:  001
Item 27 (a) - Schedule of Assets Held for Investment Purposes
(at the end of the plan year) December 31, 1998
--------------------------------------------------------------------------------

Column A                Column B                               Column C                        Column D             Column E
--------                --------                               --------                        --------             --------

                                                  Description of investment including
              Identity of issue, borrower,         maturity date, rate of interest,                                 Current
                 lessor or similar party           collateral, par or maturity value             Cost                Value
                 -----------------------           ---------------------------------             ----                -----

             Common Stock
             ------------
     *       MotivePower Industries, Inc.    MotivePower Industries, Inc. Common Stock
                                             250,400.115 Shares                                 $ 3,555,556          $ 8,059,753
                                                                                                -----------          -----------

             Registered Investment Companies
             -------------------------------

     *       T. Rowe Price Trust Company     T. Rowe Price Stable Value Fund
                                             2,787,221.54 Shares                                  2,787,221            2,787,221

     *       T. Rowe Price Trust Company     T. Rowe Price International Stock Fund
                                             95,091.359 Shares                                    1,245,276            1,425,420

     *       T. Rowe Price Trust Company     T. Rowe Price Science & Technology Fund
                                             115,175.086 Shares                                   3,118,080            4,338,646

     *       T. Rowe Price Trust Company     T. Rowe Price Spectrum Income Fund
                                             150,035.774 Shares                                   1,656,820            1,725,412

     *       T. Rowe Price Trust Company     T. Rowe Price Short-Term Bond Fund
                                             108,324.816 Shares                                     510,870              509,127

     *       T. Rowe Price Trust Company     T. Rowe Price Spectrum Growth Fund
                                             224,924.081 Shares                                   3,298,653            3,700,001
                                                                                                -----------          -----------

                                                                                                 12,616,920           14,485,827
                                                                                                -----------          -----------

             Loan Fund

     *       Participant Loans               Various Loans; 8.0% to 10.0%, due
                                             12 to 120 months from date of loan                          --              681,423
                                                                                                -----------          -----------

                                                                                                $16,172,476          $23,227,003
                                                                                                -----------          -----------


*  Party-in-Interest

Note: Cost of participant loans is $-0- as indicated in the instructions to Form 5500 - item 27 (a).

MOTIVEPOWER INDUSTRIES, INC. SAVINGS PLAN

EIN:  82-0461010
Plan Number:  001
Item  27 (d) - Schedule of Reportable Transactions
December 31, 1998
--------------------------------------------------------------------------------
Series Transactions, When Aggregated, Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets




        Column A                                Column B                             Column C         Column D          Column G
        --------                                --------                             --------         --------          --------
      Identity of                                                                    Purchase          Selling            Cost
     Party Involved                       Description of Asset                        Price             Price           of Asset
     --------------                       --------------------                       --------          -------          --------
T. Rowe Price Trust Company          T. Rowe Price Stable Value Fund              $ 1,175,397                        $  1,175,397
                                                                                                    $ 879,004             879,004

T. Rowe Price Trust Company          T. Rowe Price Short-Term Bond Fund              154,586                              154,586
                                                                                                      146,940             147,102

T. Rowe Price Trust Company          T. Rowe Price Science & Technology Fund         973,327                              973,327
                                                                                                      614,646             524,327

T. Rowe Price Trust Company          T. Rowe Price International Stock Fund          344,413                              344,413
                                                                                                      523,056             460,524

T. Rowe Price Trust Company          T. Rowe Price Spectrum Income Fund              476,821                              476,821
                                                                                                      333,897             322,527

T. Rowe Price Trust Company          T. Rowe Price Spectrum Growth Fund            1,331,472                            1,331,472
                                                                                                      610,927             545,519

MotivePower Industries, Inc.         MotivePower Industries, Inc. Common Stock     1,706,004                            1,706,004
                                                                                                    1,097,700             592,826


        Column A                                  Column B                               Column H              Column I
        --------                                  --------                               --------              --------
                                                                                      Current Value
      Identity of                                                                      of Asset on             Net Gain
     Party Involved                         Description of Asset                     Transaction Date         or (Loss)
     --------------                         --------------------                     ----------------         ---------
T. Rowe Price Trust Company          T. Rowe Price Stable Value Fund                $   $1,175,397
                                                                                           879,004                $ --

T. Rowe Price Trust Company          T. Rowe Price Short-Term Bond Fund                    154,586
                                                                                           146,940                (162)

T. Rowe Price Trust Company          T. Rowe Price Science & Technology Fund               973,327
                                                                                           614,646              90,319

T. Rowe Price Trust Company          T. Rowe Price International Stock Fund                344,413
                                                                                           523,056              62,532

T. Rowe Price Trust Company          T. Rowe Price Spectrum Income Fund                    476,821
                                                                                           333,897              11,370

T. Rowe Price Trust Company          T. Rowe Price Spectrum Growth Fund                  1,331,472
                                                                                           610,927              65,408

MotivePower Industries, Inc.         MotivePower Industries, Inc. Common Stock           1,706,004
                                                                                         1,097,700             504,874


Note: Columns E (Lease/Rental) and F (Expense Incurred With Transactions) have been omitted because there is no information to report.

     SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      MOTIVEPOWER INDUSTRIES, INC. SAVINGS PLAN
                                      By: MOTIVEPOWER INDUSTRIES, INC.
                                      Plan Administrator


     Date  June 28, 1999              By /s/ Scott Wahlstrom
         ---------------                 -------------------------------------
                                             Scott Wahlstrom
                                             Vice President of Human Resources